                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
               SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2000

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from                 to
                                        ---------------    ---------------

                        Commission file number 000-22007

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  SOUTHWEST BANK OF TEXAS 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    SOUTHWEST BANCORPORATION OF TEXAS, INC.
                             4400 POST OAK PARKWAY
                              HOUSTON, TEXAS 77027

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN

                                   ----------



                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                     WITH REPORT OF INDEPENDENT ACCOUNTANTS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                                TABLE OF CONTENTS

                                   ----------



                                                                                                   PAGE(S)
                                                                                                   -------
Report of Independent Accountants                                                                     1

Financial Statements:

  Statement of Net Assets Available for
    Benefits as of December 31, 2000 and 1999                                                         2

  Statement of Changes in Net Assets Available
    for Benefits for the years ended December 31,
    2000, 1999 and 1998                                                                               3

  Notes to Financial Statements                                                                      4-10

Supplementary Schedule*:

  Schedule H, Item 4i - Assets Held for Investment
    Purposes as of December 31, 2000                                                                  11



* Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable. Schedule H, Item 4j-Reportable Transactions for the year ended December 31, 2000 has been omitted because all investment transactions in the Plan were participant directed and, therefore, not reportable.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Plan Administrative Committee
Southwest Bank of Texas 401(k)
  Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Southwest Bank of Texas 401(k) Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the three years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Southwest Bank of Texas 401(k) Savings Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years ended December 31, 2000, 1999 and 1998 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all materials respects, in relation to the basic financial statements taken as a whole.

                                        /s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas
June 8, 2001

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2000 AND 1999

                                   ----------


                                                                  2000                 1999
                                                               -----------         -----------
Cash                                                           $   328,616         $   156,293
Investments:
  Money market funds                                                35,393               4,670
  Common stock                                                  16,979,102*         10,792,463*
  Shares of registered investment companies,
    reported at fair value:
    American Industries Trust Short Term Income
      Fund                                                       3,397,611*          1,992,387*
    Fidelity Spartan US Equity Index Fund                        2,467,658*          2,106,676*
    Fidelity Puritan Fund                                               --           1,766,803*
    Fidelity Growth and Income Fund                                     --           2,878,803*
    American Industries Trust SMART Aggressive Fund                228,847             207,047
    American Industries Trust SMART Moderate Fund                  503,564             417,780
    American Industries Trust SMART Conservative
      Fund                                                         485,409             668,585
    AIM Aggressive Growth Fund                                   2,390,871*                 --
    AIM Balanced Fund A                                          1,519,976                  --
    AIM Charter Fund                                             2,587,065*                 --
    AIM Global Telecommunication & Technology Fund                  33,736                  --
    AIM Value Fund Class A                                       2,861,385*          2,478,231*
    Baron Asset Fund                                                    --           1,998,752*
    Janus Worldwide Fund                                         2,858,495*          2,452,522*
    Janus Enterprise Fund                                          703,404                  --
    Loomis Sayles Bond Fund                                        351,972             407,228
    Weitz Partners Value Fund                                           --             454,163
                                                               -----------         -----------
      Total investments                                         37,404,488          28,626,110
Accounts receivable                                                 82,279               8,500
Loans to participants                                              712,916             744,439
                                                               -----------         -----------
        Net assets                                              38,528,299          29,535,342
Accounts payable - purchase of securities                               --              34,917
                                                               -----------         -----------
          Net assets available for benefits                    $38,528,299         $29,500,425
                                                               ===========         ===========


* Represents five percent or more of net assets.



                     The accompanying notes are an integral
                       part of these financial statements.

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                   ----------



                                                             2000               1999               1998
                                                          -----------        -----------        -----------
Additions to net assets
  attributable to:
  Investment income:
    Interest and/or dividends                             $    70,269        $    50,509        $    79,149
    Net appreciation in fair
      value of investments                                  7,537,289          5,221,286          1,508,069
                                                          -----------        -----------        -----------

      Total investment income                               7,607,558          5,271,795          1,587,218
                                                          -----------        -----------        -----------

  Contributions:
    Transfer in from other plan                                    --          7,741,257          1,949,649
    Employer                                                1,691,577          1,379,582            972,277
    Employee                                                3,524,181          2,533,874          3,456,964
                                                          -----------        -----------        -----------

      Total contributions                                   5,215,758         11,654,713          6,378,890
                                                          -----------        -----------        -----------

        Total additions                                    12,823,316         16,926,508          7,966,108
                                                          -----------        -----------        -----------

Deductions from net assets
  attributable to:
  Benefits to participants                                  3,737,572          1,032,947            391,578
  Administrative expenses                                      57,870                 --                 --
                                                          -----------        -----------        -----------

        Total deductions                                    3,795,442          1,032,947            391,578
                                                          -----------        -----------        -----------

Increase in net assets available
  for benefits                                              9,027,874         15,893,561          7,574,530

Net assets available for benefits
  at beginning of year                                     29,500,425         13,606,864          6,032,334
                                                          -----------        -----------        -----------

Net assets available for benefits
  at end of year                                          $38,528,299        $29,500,425        $13,606,864
                                                          ===========        ===========        ===========



                     The accompanying notes are an integral
                       part of these financial statements.

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                   ----------


1.     DESCRIPTION OF PLAN

       The following description of the Southwest Bank of Texas (the "Company") 401(k) Savings Plan (the "Plan") (formerly Southwest Bank of Texas National Association Savings Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provision.

       GENERAL

       The Plan, adopted by the Company's board of directors and effective December 30, 1985 is a defined contribution plan covering all employees who have attained the age of eighteen years (18) and have completed one full year of service as defined in the Plan. Effective January 1, 1994, the Plan was amended and restated to conform to a prototype plan offered by American Industries Trust Company (the "Custodian"). The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

       On April 1, 1999 the Fort Bend Federal Savings and Loan Association of Rosenberg Profit Sharing Plan and Trust and Fort Bend Holding Corporation Employee Stock Ownership Plan (the "Fort Bend Plans") were merged into the Plan. Upon termination of the Fort Bend Plans, all of its participants were immediately fully vested in the benefits provided pursuant to the Fort Bend Plans, and the trustee of the Fort Bend Plans was directed to transfer the net assets of the Fort Bend Plans to the trustee of the Plan. The transferred net assets have been recognized in the accounts of the Plan at their balances as previously carried in the accounts of the Fort Bend Plans. The total amount of net assets available for benefits transferred was $7,741,257.

       In addition, the Plan was amended to provide service credit for eligibility and vesting for individuals employed by Fort Bend Federal Savings and Loan Association of Rosenberg as of the date of merger and who subsequently became employees of the Company.

       CONTRIBUTIONS

       Each year participants may elect to defer from 1% to 15% of pretax annual compensation to the Plan, subject to the limitations specified in the Internal Revenue Code. The Company is required to make matching contributions equal to 100% of the participant's eligible deferred contributions not to exceed 5% of the participant's annual compensation for the Plan Year. The Plan also allows the Company to make discretionary contributions as determined by the board of directors.



                                    Continued
                                       -4-

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ----------


1.     DESCRIPTION OF PLAN, CONTINUED

       PARTICIPANT ACCOUNTS

       Each participant's account is credited with the participant's contributions, earnings on the investments selected by the participant and Company matching and discretionary contributions. Company contributions and earnings on investments are allocated to each participant's account according to compensation based allocation formulas contained in the Plan agreement. Forfeitures can be used to pay expenses under the Plan. Forfeitures not used to pay expenses are allocated to each participant's account according to compensation based allocation formulas contained in the Plan agreement. The Company pays substantially all expenses of plan administration.

       VESTING

       Participants are immediately vested in their contributions and earnings thereon, as follows:


                        Years of Service                 Vesting
                        ----------------                 -------
                           Less than 2                         0%
                                 2                            40%
                                 3                            60%
                                 4                            80%
                           5 or more                         100%


       PARTICIPANT LOANS

       The Custodian may make loans to participants from the Plan, subject to the provisions of the trust instrument.

       PAYMENT OF BENEFITS

       The account of a withdrawing participant is equal to the current market value of his or her vested balance in the account. The normal retirement age under the Plan is 65 but early retirement is allowed at or after age
       55. Hardship and in-service withdrawals are allowed under the Plan before age 55 but such withdrawals may have income tax consequences to the participant. Benefits are generally paid by lump-sum distribution.





                                    Continued
                                       -5-

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ----------


1.     DESCRIPTION OF PLAN, CONTINUED

       PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

       INVESTMENT OPTIONS

       Upon enrollment in the Plan, a participant may direct all of his or her contributions into one or more of the investment options offered by the Custodian as follows:

       SOUTHWEST BANCORPORATION OF TEXAS, INC. STOCK FUND

       Funds are invested in common stock of Southwest Bancorporation of Texas, Inc. and Subsidiaries.

       AMERICAN INDUSTRIES TRUST SHORT TERM INCOME FUND

       Funds are invested in shares of a registered investment company that invests in short-term obligations (money market accounts, certificates of deposit, or commercial paper) and U.S. governmental obligations (treasury bills or agency notes).

       FIDELITY SPARTAN U.S. EQUITY INDEX FUND

       Funds are invested in shares of a registered investment company that invests in selected common stock of the five hundred companies that make up the Standard & Poor's 500 Index ("S&P 500") and in other securities that are based on the S&P 500.

       FIDELITY PURITAN FUND

       Funds are invested in shares of a registered investment company that invests in equity securities, bonds and money market instruments.

       FIDELITY GROWTH AND INCOME FUND

       Funds are invested in shares of a registered investment company that invests in equity securities that seek long-term growth of capital and income.



                                    Continued
                                       -6-

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ----------


1.     DESCRIPTION OF PLAN, CONTINUED

       INVESTMENT OPTIONS, CONTINUED

       AMERICAN INDUSTRIES TRUST SMART AGGRESSIVE FUND

       Funds are invested in shares of a registered investment company that invests primarily in common stock of domestic and foreign companies with the potential for high growth.

       AMERICAN INDUSTRIES TRUST SMART MODERATE FUND

       Funds are invested in shares of a registered investment company that invests in intermediate-term bonds and common stock of domestic and foreign companies with the potential for long-term capital growth.

       AMERICAN INDUSTRIES TRUST SMART CONSERVATIVE FUND

       Funds are invested in shares of a registered investment company that invests in U.S. government securities, intermediate-term bonds and common stock of domestic and foreign companies that provide an opportunity for capital growth that exceeds inflation.

       AIM AGGRESSIVE GROWTH FUND

       Funds are invested in shares of a registered investment company that invests in common stocks of companies with the potential for long- term capital growth.

       AIM BALANCED FUND A

       Funds are invested in shares of a registered investment company that invests in a broadly diversified portfolio of high-yielding securities including common stocks, preferred stocks, convertible securities and bonds for a high total return consistent with capital preservation.

       AIM CHARTER FUND

       Funds are invested in shares of a registered investment company that invests in income-producing securities, including dividend-paying common stocks and convertible securities, in order to achieve a high total return through a combination of current income and capital appreciation.




                                    Continued
                                       -7-

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ----------


1.     DESCRIPTION OF PLAN, CONTINUED

       INVESTMENT OPTIONS, CONTINUED

       AIM GLOBAL TELECOMMUNICATION & TECHNOLOGY FUND

       Funds are invested in shares of a registered investment company that invests in equity securities of domestic and foreign telecommunications and technology companies for long-term capital growth.

       AIM VALUE FUND A

       Funds are invested in shares of a registered investment company that invests in common stocks of large domestic companies which have the potential for long-term capital appreciation.

       BARON ASSET FUND

       Funds are invested in shares of a registered investment company that invests in common stocks of small to medium-sized companies with undervalued assets and the potential for high capital growth.

       JANUS WORLDWIDE FUND

       Funds are invested in shares of a registered investment company that invests in common stocks of domestic and foreign companies with the potential for long-term capital appreciation in a manner consistent with capital preservation.

       JANUS ENTERPRISE FUND

       Funds are invested in shares of a registered investment company that invests in common stocks of medium-sized companies with the potential for long-term capital growth.

       LOOMIS SAYLES BOND FUND

       Funds are invested in shares of a registered investment company that invests in preferred stocks and long-term bonds in order to achieve a high total return through a combination of current income and capital appreciation.






                                    Continued
                                       -8-

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


                                   ----------


1.     DESCRIPTION OF PLAN, CONTINUED

       INVESTMENT OPTIONS, CONTINUED

       WEITZ PARTNERS VALUE FUND

       Funds are invested in shares of a registered investment company that invests in common stocks and a variety of securities convertible into equity, such as rights, warrants, preferred stocks and convertible bonds in order to achieve a high return through capital appreciation.


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements of the Plan are prepared under the accrual method of accounting.

       INVESTMENT VALUATION

       Funds deposited in short-term income accounts are valued at contract value as reported to the Plan by the Custodian. Investments in various pooled separate accounts offered by the Custodian are valued at estimated fair value as determined by the Custodian. Investments in registered investment companies (mutual funds) are valued based on quoted market prices in an active market. Investments in employer common stock are valued at the closing market price on the last business day of the Plan's fiscal year.

       PAYMENT OF BENEFITS

       Benefits are recorded when paid.

       ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.








                                    Continued
                                       -9-

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

                                   ----------


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

       NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

       The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses on sale of investments and unrealized appreciation (depreciation) on those investments.


3.     CREDIT RISK

       The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and the amounts reported in participant accounts.


4.     PARTY-IN-INTEREST TRANSACTIONS

       Certain Plan investments are shares of mutual funds managed by American Industries. American Industries is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in- interest. Trustee fees paid by the Company, on behalf of the Plan, were $40,088, $81,540 and $53,585 for the years ended December 31, 2000, 1999 and 1998, respectively.


5.     TAX STATUS

       The Plan is designed to constitute a qualified plan under section 401(k) of the Internal Revenue Code ("IRC"). The Plan obtained its latest determination letter dated April 24, 2001 in which the Internal Revenue Service stated that the Plan, as amended, is in compliance with the applicable requirements of the IRC.


6.     NON-CASH TRANSACTIONS

       Included in benefits to participants for the year ended December 31, 2000 are non-cash distributions of Southwest Bank of Texas common stock with a value of $194,638.

                             SUPPLEMENTAL SCHEDULES

                   SOUTHWEST BANK OF TEXAS 401(K) SAVINGS PLAN
            SCHEDULE H, ITEM 4I - ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2000

                                   ----------


EIN:  76-0028668
PIN:  001


                                                                     NUMBER              MARKET
DESCRIPTION                                                        OF SHARES             VALUE**
-----------                                                    ----------------        -----------
***Common stock-Southwest Bank of
        Texas                                                      395,433.0000        $16,979,102*
      Money market funds                                            35,393.3700             35,393
      Shares of registered investment
        companies:
***American Industries Trust Short
        Term Income Fund                                         3,397,611.2200          3,397,611*
      Fidelity Spartan US Equity Index Fund                         52,716.4680          2,467,658*
***American Industries Trust SMART
        Aggressive Fund                                             18,269.6691            228,847
***American Industries Trust SMART
        Moderate Fund                                               39,960.9095            503,564
***American Industries Trust SMART
        Conservative Fund                                           39,866.6000            485,409
      AIM Aggressive Growth Fund                                   187,225.5900          2,390,871*
      AIM Balanced Fund A                                           50,514.3390          1,519,976
      AIM Charter Fund                                             173,628.5150          2,587,065*
      AIM Global Telecommunication &
        Technology Fund                                              1,854.6210             33,736
      AIM Value Fund Class A                                       228,727.8050          2,861,385*
      Janus Worldwide Fund                                          50,272.5120          2,858,495*
      Janus Enterprise Fund                                         13,204.5120            703,404
      Loomis Sayles Bond Fund                                       31,823.8300            351,972
                                                                                       -----------
      Total investment in shares of
        registered investment companies                                                 20,389,993
                                                                                       -----------
      Total assets held for investment
        purposes                                                                       $37,404,488
                                                                                       ===========
     Loans to participants bearing
       interest at rates ranging
       from 9.5% to 10.5%                                                              $   712,916
                                                                                       ===========



* Represents investments comprising at least 5% of net assets available for benefits.

** Cost information is not presented because all investments are participant directed.

***    Represents a party-in-interest.

                                  EXHIBIT INDEX


Exhibit No.                 Description
----------                  -----------
  23.1          Consent of Independent Accountants